As filed with the Securities and Exchange Commission on June 3, 2003
Registration No. 333-104836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
To

Form S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Lions Gate Entertainment Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3123, Three Bentall Centre 595 Burrard Street Vancouver, British Columbia V7X 1J1 (604) 609-6100	4553 Glencoe Avenue, Suite 200 Marina del Rey, California 90292 (310) 314-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Levin, General Counsel

Lions Gate Entertainment Corp.
4553 Glencoe Avenue, Suite 200
Marina del Rey, California 90292
(310) 314-2000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Allison M. Keller, Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, California 90067 (310) 553-6700	William F. Schwitter, Esq. Paul, Hastings, Janofsky & Walker LLP 75 E. 55th Street New York, New York 10022 (212) 318-6000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

This Amendment No. 2 to Lions Gate Entertainment Corp.’s Registration Statement on Form S-2 amends the Signatures contained in Part II and Exhibit 1.1 to update the signatures of certain persons to the registration statement and to revise the form of underwriting agreement. Except as noted herein, Lions Gate Entertainment Corp.’s Amendment No. 1 to Form S-2 remains as originally filed with the Securities and Exchange Commission on May 16, 2003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the company in connection with the issuance and distribution of the common shares being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$2,652
NASD filing fee	3,778
AMEX and TSX listing fees	75,000
Accounting fees and expenses	250,000
Legal fees and expenses	350,000
Blue Sky qualification fees and expenses	1,000
Printing and engraving expenses	67,000
Transfer agent and registrar fees	5,000
Miscellaneous	10,570
Total	$765,000

Item 15.	Indemnification of Directors and Officers

      Under the Company Act (British Columbia), the company may indemnify a present or former director or officer or a person who acts or acted at the company’s request as a director or officer of another corporation of which the company is or was a shareholder, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of the company or such other corporation, and, in the case of a criminal or administrative action or proceeding, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made only with court approval.

      Subject to the provisions of the Company Act (British Columbia), the Articles of the company direct that the company shall indemnify every director or former director and Secretary of the company, or may indemnify every officer or former officer, and every person who acts or acted at the company’s request as a director or officer of a body corporate of which the company is or was a shareholder (or a person who undertakes or has undertaken any liability on behalf of the company or any such body corporate) and his heirs and legal representatives, from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the company or such body corporate if he acted honestly and in good faith with a view to the best interests of the company.

      The company’s Articles permit the company, subject to the limitations contained in the Company Act (British Columbia), to purchase and maintain insurance on behalf of any person mentioned in the preceding paragraph, as the board of directors may from time to time determine. The company, however, only maintains directors and officers liability insurance and corporate reimbursement insurance.

      The company has entered into an indemnity agreement with one individual who acts as an officer, representative and/or director of various corporations that are directly or indirectly owned or controlled by the company, in which the company indemnifies and saves harmless said individual from any and all claims of any nature whatsoever resulting from the personal guarantee or endorsement that said individual has made or may in the future make, with the Consent of the company, on behalf of the various corporations that are directly or indirectly owned or controlled by the company.

      The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

Item 16.	Exhibits

Exhibit
Number		Description of Documents

1.1		Form of Underwriting Agreement
3	.1(1)	Articles of Incorporation
3	.2(2)	Amendment to Articles of Incorporation to Provide Terms of the Series A Preferred Shares dated as of December 20, 1999
3	.3(3)	Amendment to Articles of Incorporation to Provide Terms of the Series B Preferred Shares dated as of September 26, 2000
4	.1(1)	Trust Indenture between the company and CIBC Mellon Trust Company dated as of April 15, 1998
4	.2(2)	Warrant Indenture between the company and CIBC Mellon Trust Company dated as of December 30, 1999
5	.1**	Opinion of Heenan Blaikie LLP, legal counsel for the company
10	.1(4)	Amended Employees’ and Directors’ Equity Incentive Plan
10	.2**	Form of Incentive Plan Stock Option Agreement
10	.3(5)	Registration Rights Agreement dated as of June 6, 2000, by and among the company, Mark Amin and Reza Amin
10	.4**	Registration Rights Agreement dated as of May 14, 2003, by and between the company and ENT Holding Corporation
10	.5(6)	Amended and Restated Unanimous Shareholders Agreement of Corporation CinéGroupe dated as of July 10, 2001
10	.6(5)	Employment Agreement between the company and Mark Amin dated June 6, 2000
10	.7**	Amendment to the Employment Agreement between the company and Mark Amin
10	.8(3)	Employment Agreement between the company and Marni Wieshofer dated August 26, 2000
10	.9(3)	Employment Agreement between the company and Jon Feltheimer dated February 27, 2001
10	.10(3)	Employment Agreement between the company and John Dellaverson dated April 1, 2001
10	.11**	Employment Agreement between the company and Michael Burns dated April 1, 2002
10	.12**	Employment Agreement between the company and James Keegan dated April 16, 2002
10	.13**	Consulting Agreement between the company and Beaconsfield Management Services Ltd. f/s/o Gordon Keep dated April 1, 2003
10	.14(3)	Ignite, LLC and Lions Gate Films Inc. deal memo dated February 15, 2001
10	.15(6)	Amendment #2 dated May 13, 2002 to Ignite, LLC and Lions Gate Films Inc. deal memo dated February 15, 2001
10	.16(7)	Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.17(7)	First Amendment dated as of April 4, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000

Exhibit
Number		Description of Documents

10	.18(7)	Second Amendment dated as of May 30, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.19(7)	Third Amendment dated as of July 31, 2001 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.20(5)	Fourth Amendment dated as of February 6, 2002 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.21**	Fifth Amendment dated as of March 17, 2003 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
10	.22**	Sixth Amendment dated as of April 24, 2003 to the Credit, Security, Guaranty and Pledge Agreement by and among Lions Gate Entertainment Corp., Lions Gate Entertainment Inc., the Guarantors referred to therein, the Lenders referred to therein, The Chase Manhattan Bank, National Bank of Canada, and Dresdner Bank AG, New York and Grand Cayman Branches dated as of September 25, 2000
16	.1(8)	Letter from PricewaterhouseCoopers LLP regarding change in certifying accountants
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants of the company
23.2		Consent of PricewaterhouseCoopers LLP, independent accountants of Mandalay Pictures, LLC
23.3		Consent of Ernst & Young LLP, independent accountants of the company
23.4		Consent of Ernst & Young LLP, independent accountants of Mandalay Pictures, LLC
23	.5**	Consent of Heenan Blaikie LLP, legal counsel for the company (included in Exhibit 5.1)
24	.1**	Power of Attorney (Contained on Signature Page)

**	Previously filed

(1)	Incorporated by reference to the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 1998 (File No. 000-27730).

(2)	Incorporated by reference to the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2000 (File No. 000-27730).

(3)	Incorporated by reference to the company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001 (File No. 1-14880).

(4)	Incorporated by reference to the company’s Definitive Proxy Statement dated August 13, 2001 (File No. 1-14880).

(5)	Incorporated by reference to the company’s Form F-4 Registration Statement under the Securities Act of 1933 dated August 2000.

(6)	Incorporated by reference to the company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (File No. 1-14880).

(7)	Incorporated by reference to the company’s Quarterly Report on Form 10-Q for the period year ended December 31, 2001 (File No. 1-14880).

(8)	Incorporated by reference to the company’s Current Report on Form 8-K/A filed with the SEC on September 4, 2001 (File No. 1-14880).

Item 17.	Undertakings

      (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (i) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on the 3rd day of June, 2003.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ WAYNE LEVIN

Wayne Levin
Executive Vice President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ MARK AMIN Mark Amin	Vice Chairman and Director	June 3, 2003

* Thomas Augsberger	Director	June 3, 2003

* Michael Burns	Vice Chairman and Director	June 3, 2003

* Drew Craig	Director	June 3, 2003

* Arthur Evrensel	Director	June 3, 2003

* Jon Feltheimer	Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2003

/s/ DAVID DOERKSEN David Doerksen	Director	June 3, 2003

* James Keegan	Chief Administrative Officer and Chief Financial Officer (Principal Accounting and Financial Officer)	June 3, 2003

* Gordon Keep	Senior Vice President, Secretary and Director	June 3, 2003

* Morley Koffman	Director	June 3, 2003

Signatures		Title	Date

* Patrick Lavelle		Director	June 3, 2003

* André Link		Chairman of the Board of Directors and President	June 3, 2003

/s/ HARALD LUDWIG Harald Ludwig		Vice Chairman of the Board of Directors	June 3, 2003

/s/ GARY NEWTON Gary Newton		Director	June 3, 2003

* G. Scott Paterson		Director	June 3, 2003

Jeff Sagansky		Director

* E. Duff Scott		Director	June 3, 2003

* Harry Sloan		Director	June 3, 2003

Mitchell Wolfe		Director

*By	/s/ WAYNE LEVIN Wayne Levin Attorney-in-Fact